UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of June 2013
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
2 – 53016 Hwy 60
Acheson, Alberta T7X 5A7
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Documents Included as Part of this Report

1.	Notice of change in financial year end.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer
Date: June 25, 2013

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF CHANGE IN FINANCIAL YEAR-END
Pursuant to Section 4.8 of National Instrument 51-102

1.	Name and Address of Reporting Issuer:

North American Energy Partners Inc. (“NAEPI”)
Zone 3, Acheson industrial Area
2 - 53016 Hwy 60
Acheson AB T7X 5A7

2.	Reasons for Change in Year-End

NAEPI has decided to change its financial year-end from March 31 to December 31 to better align its reporting periods with those of its publicly-listed peer group companies. The intent is to facilitate better comparisons of financial results with its peers and to improve communication with the market.

3.	Date of Old Financial Year-End

March 31, 2013 (12 month period)

4.	Date of Transition Financial Year-End

December 31, 2013 (9 month period)

5.	Date of New Financial Year-End

December 31, 2014 (12 month period)

6.	Transition Financial Year Reporting Dates and Filing Deadlines

Interim Periods for Transition Financial Year	Comparative Interim Periods to Transition Financial Year	Filing Deadlines
Three months ended June 30, 2013 Six months ended Sept 30, 2013	Three months ended June 30, 2012 Six months ended Sept 30, 2012	August 14, 2013 November 14, 2013
Year End of Transition Financial Year	Comparative Year End Financial Statements to Transition Year End
Nine months ended Dec 31, 2013	Twelve months ended March 31, 2013	March 31, 2014

7.	New Financial Year Reporting Dates and Filing Deadlines

Interim Periods for New Financial Year	Comparative Interim Periods to New Financial Year	Filing Deadlines
Three months ended Mar 31, 2014 Six months ended Jun 30, 2014 Nine months ended Sept 30, 2014	Three months ended Mar 31, 2013 Six months ended Jun 30, 2013 Nine months ended Sept 30, 2013	May 15, 2014 August 14, 2014 November 14, 2014
Year End of New Financial Year	Comparative Year End Financial Statements to New Year End
Twelve months ended Dec 31, 2014	Nine months ended December 31, 2013	March 31, 2015

Dated: June 25, 2013

NORTH AMERICAN ENERGY PARTNERS INC.

Per:    /s/ David Blackley

DAVID BLACKLEY
CHIEF FINANCIAL OFFICER